FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2014 which was filed with the Tokyo Stock Exchange on February 5, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 5, 2015	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

Consolidated Financial Results

for the Nine months ended December 31, 2014

(Prepared in Accordance with U.S. GAAP)

February 5, 2015

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Takuya Kozuki, Representative Director, President
Contact:	Yasuyuki Yamaji, General Manager, Corporate Planning (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	-

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Nine months ended December 31, 2014

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Nine months ended December 31, 2014	155,889	9,734	11,716	6,909
Year-on-year changes (%)	(0.0)%	31.7%	27.7%	36.7%
Nine months ended December 31, 2013	155,946	7,388	9,174	5,055
Year-on-year changes (%)	(2.6)%	(50.5)%	(37.5)%	(42.7)%

Note:	Comprehensive income attributable to KONAMI CORPORATION:
	Nine months ended December 31, 2014:	¥10,829 million	a year-on-year increase of 40.1%
	Nine months ended December 31, 2013:	¥7,728 million	a year-on-year decrease of 24.6%

	Basic net income attributable to KONAMI CORPORATION per share (Yen)	Diluted net income attributable to KONAMI CORPORATION per share (Yen)
Nine months ended December 31, 2014	49.84	49.84
Nine months ended December 31, 2013	36.47	36.47

(2) Consolidated Financial Position

	(Millions of Yen, except percentages)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
December 31, 2014	335,324	233,133	232,422	69.3%
March 31, 2014	320,251	225,792	225,133	70.3%

2. Cash Dividends

	Cash dividends per share (Yen)
Record Date	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2014	—	17.00	—	17.00	34.00
Year ending March 31, 2015	—	8.50	—
Year ending March 31, 2015				8.50	17.00
-Forecast-

Note:	Recently announced change in dividend forecasts for the fiscal year ending March 31, 2015 during the nine months ended December 31, 2014: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2015

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (Yen)
Year ending March 31, 2015	220,000	12,000	11,000	7,000	50.50
% change from previous year	1.1%	55.9%	19.2%	82.6%

Note:	Recently announced change in earnings forecasts for the fiscal year ending March 31, 2015 during the nine months ended December 31, 2014: None

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: None

2.	Other: None

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	As of December 31, 2014	143,500,000	shares
	As of March 31, 2014	143,500,000	shares
2.	Number of Treasury Stock:
	As of December 31, 2014	4,890,023	shares
	As of March 31, 2014	4,887,679	shares
3.	Average number of shares outstanding:
	Nine months ended December 31, 2014	138,611,422	shares
	Nine months ended December 31, 2013	138,615,575	shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed for the quarterly financial statements included in this document as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

Please refer to pages 9, 10, 11 and 12 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on February 5, 2015.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

The business environment surrounding the Konami Group showed signs of slow recovery, including rises in stock prices and improvement in a segment of corporate earnings in Japan, supported by the economic and financial policies of the government and the additional monetary easing policies implemented by the Bank of Japan. On the one hand, the economic environment remained uncertain, as shown in signs such as a slowdown in personal consumption after the hike in the Japanese consumption tax and rising prices accompanied by a weakening yen. In terms of the global economy, the economic environment for growth remained uncertain. While personal consumption continued to recover in the U.S., the growth rate in emerging markets, including China, has slowed down. Meanwhile, Western economies have continued to show signs of slowing and the Russian economy has worsened.

In the entertainment market, along with improving performance in mobile devices due to the rapid spread of smartphones and tablet PCs and the development of information and telecommunications infrastructure, the selection of game platforms continues to diversify as new game consoles are released, and business opportunities in the game industry are increasing. In the gaming industry, the development of resources related to tourism continues to help to spread the casino market worldwide. In Japan, the Japanese government has been engaged in active discussions regarding a draft bill aiming to, among other things, legalize casino gambling, and the gaming business is expected to continue to grow.

In connection with the health and fitness industry, there is a growing health consciousness throughout society, especially among senior citizens and women, who year after year have shown an increasing tendency to focus their leisure activities on improving health and physical strength. We continue to see growing health-consciousness, a preference for sports and an interest in preventing the need for nursing care in old age.

Against this background, in the Digital Entertainment segment of the Konami Group, mobile games, including DRAGON COLLECTION and the World Soccer Collection series, continued to enjoy steady sales. In addition, we released WORLD SOCCER Winning Eleven 2015 (known in the U.S. and Europe as Pro Evolution Soccer 2015), the latest video game title in the WORLD SOCCER Winning Eleven series, and JIKKYOU PAWAFURU PUROYAKYU 2014.

In our Health & Fitness segment, we continued to develop our pricing and membership plans. These plans enable customers to select a pricing plan based on the number of times they use our facilities and to use more than one facility. We intend to promote and spread services supporting the concept of “sustainable fitness.”

In our Gaming & Systems segment, sales of the Podium video slot machine continued to be favorable, mainly in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, we released the new pachinko slot machines Senritsu no Stratus and Dororon Enma-kun Meeramera, following our release of MAH-JONG FIGHT CLUB, each of which has continued to operate steadily at pachinko parlors. We also released the first pachinko machine developed by the Konami Group, CR PACHINKO MAGICAL HALLOWEEN, which was converted from our popular original series of pachinko slot machines, MAGICAL HALLOWEEN.

In terms of the consolidated results for the nine months ended December 31, 2014, net revenues amounted to ¥155,889 million (a year-on-year decrease of 0.0%), operating income was ¥9,734 million (a year-on-year increase of 31.7%), income before income taxes and equity in net income of affiliated company was ¥11,716 million (a year-on-year increase of 27.7%), and net income attributable to KONAMI CORPORATION was ¥6,909 million (a year-on-year increase of 36.7%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	% change
Digital Entertainment	¥71,601	¥67,943	(5.1)
Health & Fitness	57,496	55,147	(4.1)
Gaming & Systems	22,297	23,231	4.2
Pachinko & Pachinko Slot Machines	5,038	10,055	99.6
Eliminations	(486)	(487)	0.3

Consolidated net revenues	¥155,946	¥155,889	(0.0)

Digital Entertainment

Mobile games that we distribute to mobile devices, including smartphones and tablet PCs, such as JIKKYOU PAWAFURU PUROYAKYU and the Professional Baseball Dream Nine series, WORLD SOCCER COLLECTION S, the CROWS×WORST series and DRAGON COLLECTION, continued to enjoy steady sales and contributed to our revenue. The number of registered users of the games that we distribute in overseas markets has increased steadily. Such games included Star Wars™: Force Collection based on the Star Wars™ film series and PES MANAGER (known in Japan as WORLD SOCCER COLLECTION S).

As for computer and video games, in Japan we released the latest title in the WORLD SOCCER Winning Eleven series, WORLD SOCCER Winning Eleven 2015, and its new game mode, myClub, has received favorable reviews. JIKKYOU PAWAFURU PUROYAKYU 2014 and a version of METAL GEAR SOLID V: GROUND ZEROES available for download on PCs, which was launched in March 2014, continued to enjoy strong sales.

In regards to arcade games, our e-AMUSEMENT Participation system titles, centered on MAH-JONG FIGHT CLUB and music genre games, continued to operate steadily. Meanwhile, the kids’ card game machine, Monster Retsuden ORECA BATTLE, continued to be extremely popular, especially among elementary school boys.

The Yu-Gi-Oh! TRADING CARD GAME series continued to perform strongly in the global market.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2014 in this segment amounted to ¥67,943 million (a year-on-year decrease of 5.1%).

Health & Fitness

In connection with our Konami Sports Club business, we developed revised pricing plans which enable customers to select a plan based on their need to use our services to meet their goals at their own pace and revised membership plans which enable customers to more easily use more than one facility. These changes were made to respond to customer demands for “easier ways to access and continue our services” and for “more customized pricing plans.” We also opened a new facility, Konami Sports Club TSUDANUMA KANADE no MORI, which introduced the latest fitness trends, in Narashino City, Chiba prefecture in October 2014. Through these efforts, we continued to endeavor to further expand our facility network. In addition, under the supervision of a brain scientist, we also developed the KONAMI METHOD, an exercise system in which we incorporated scientific research regarding maintaining an exercise regimen and the Konami Group’s accumulated know-how relating to exercise and health promotion. We continued to support each customer in the achievement of his or her personal goals, including by offering flexible plans to provide exercises best suited to each individual’s lifestyle, centered around the theme of “sustainable fitness.” These measures have helped to decrease the rate of withdrawal from membership at our fitness clubs.

Meanwhile, we have expanded the Dancing Stars program, one of Undo-jyuku sports lesson program series for children. The concept of the Dancing Star program is a focus on dancing in order to develop the body and mind, and its popularity was supported by the increasing demand for dancing schools since dancing became a required subject of the compulsory education curriculums in Japan. In the Dancing Stars program, we also launched and expanded swimming and gymnastics lesson program series. For adults, we introduced new swimming classes for the maintenance of health, targeting those over fifty years old. We also continued to develop the OyZ exercise school program, which mainly targets those over sixty years old, and low-intensity studio programs in order to help prevent locomotive syndrome.

With respect to the management of facilities outsourced to Konami Group, using the know-how and accomplishments in operation and guidance accumulated over the years, we commenced management of 34 facilities, including public sports facilities at the Ebina City, Kanagawa Prefecture. We are working on promoting the health of residents in local communities through the operation of public facilities.

As for healthcare related products, we developed a series of healthcare application for smartphones. This series included a calorie control application, calorie-cise, launched in October 2014, and a walking support application, Dr. Walk, launched in November 2014. We also released a home fitness bike, S-BODY, in December 2014. S-BODY is the first hands-free model in the AEROBIKE series, and enables users to “exercise while doing something else,” including watching television. Users can also control and check their exercise history using a smartphone. Each of these developments was part of our efforts to develop and spread our products that support exercise and health promotion easier for users who did not have time to go to a sports club.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2014 in this segment amounted to ¥55,147 million (a year-on-year decrease of 4.1%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple product, continued to enjoy favorable sales. We expanded our lineup of premium products, which raised higher expectations from players, by introducing products such as Podium Goliath, a larger size version of Podium, a product that is subject to a participation agreement (in which profits are shared with casino operators).

In the Oceania market, we continue to distribute Podium. Full-scale marketing is also in progress in Asia, Central and South America and Europe, where we are working on building distribution networks.

In addition, we exhibited our products at the largest gaming industry trade expo in South America, SAGSE 2014, held in Buenos Aires, Argentina. The titles we exhibited included Podium Monument, which was unveiled for the first time in South America, and other new content, such as Exotic Princess. These products received high acclaim from operators.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2014 in this segment amounted to ¥23,231 million (a year-on-year increase of 4.2%).

Pachinko & Pachinko Slot Machines

We launched a new series of pachinko slot machines, Kenka Matsuri, equipped with a new style of bonus games. Also, we released MAH-JONG FIGHT CLUB, which integrated the online mah-jong games operating with favorable reviews at amusement arcades and the features of pachinko slot machines. During the three-months-period ended December 31, 2014, we released Senritsu no Stratus, a product utilizing original content from the Konami Group and developed for the pachinko slot machine market, and a new pachinko slot machine, Dororon Enma-kun Meeramera, which is derived from the popular animation series and features an overwhelming variety of performance. These products continued to steadily increase in sales, supported by the high operating ratio at pachinko parlors.

As for pachinko machines, we also launched CR PACHINKO MAGICAL HALLOWEEN, the first pachinko machine developed by our group. This product embodies the basic concepts of our pachinko slot machine series MAGICAL HALLOWEEN as well as the typical features of pachinko machines and stores original music.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2014 in this segment amounted to ¥10,055 million (a year-on-year increase of 99.6%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥335,324 million as of December 31, 2014, increasing by ¥15,073 million compared with March 31, 2014. This increase mainly resulted from increases in cash and cash equivalents and inventories.

Total Liabilities:

Total liabilities amounted to ¥102,191 million as of December 31, 2014, increasing by ¥7,732 million compared with March 31, 2014. This increase primarily resulted from increases in accrued expenses and deferred revenue.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥232,422 million as of December 31, 2014, increasing by ¥7,289 million compared with March 31, 2014. This increase mainly resulted from an increase in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 69.3%, decreasing by 1.0 points compared with March 31, 2014.

(2) Cash Flows

	Millions of Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Change
Net cash provided by operating activities	¥4,180	¥22,933	¥18,753
Net cash used in investing activities	(23,504)	(7,396)	16,108
Net cash provided by (used in) financing activities	2,621	(6,217)	(8,838)
Effect of exchange rate changes on cash and cash equivalents	768	978	210
Net increase (decrease) in cash and cash equivalents	(15,935)	10,298	26,233

Cash and cash equivalents, end of the period	¥47,734	¥60,322	¥12,588

Cash and cash equivalents (hereinafter, referred to as “Net cash”), as of December 31, 2014, amounted to ¥60,322 million, an increase of ¥10,298 million compared to the year ended March 31, 2014, and a year-on-year increase of 26.4%.

Cash flow summary for each activity for the nine months ended December 31, 2014 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥22,933 million for the nine months ended December 31, 2014, a year-on-year increase of 448.7%. This increase primarily resulted from a decrease in the payment amount of income tax and an improvement in proceeds from trade notes and accounts payable.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥7,396 million for the nine months ended December 31, 2014, a year-on-year decrease of 68.5%. This decrease mainly resulted from a decrease in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥6,217 million for the nine months ended December 31, 2014 (as compared to net cash provided by financing activities of ¥2,621 million for the nine months ended December 31, 2013). This change primarily resulted from decreases in the payment amount of dividends and short-term borrowings by repayment, and proceeds from new issuance of bonds for the nine months ended December 31, 2013.

3. Outlook for the Fiscal Year Ending March 31, 2015

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide, the available means of providing games continue to diversify, and opportunities to reach an even greater audience for games are increasing. Against this background, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

As for mobile games, the total number of the registered users for our content continues to increase steadily. The smartphone version of the game JIKKYOU PAWAFURU PUROYAKYU was downloaded four million times. Downloads of this game began at a record pace from the very beginning after its release. The number of downloads of this game continues to increase and is expected to contribute toward our profits. We are further focusing our managerial resources on the development of content that we believe will become major hits in order to produce more hit content, especially in the native application market. Looking ahead, we will continue to expand our lineup, utilizing previously established production and operational expertise and rich content resources. We also intend to develop more content for new platforms overseas, not only for the U.S. and European markets but also for Asian markets. We also plan to enhance new releases with attractive content by creating synergies with our established content.

As for computer and video games, we will continue to focus our efforts on global development utilizing the production know-how of the Konami Group, while also continuing the production of content for selected existing titles. In this way, we intend to enhance local production systems in order to develop localized content tailored to the needs of our overseas game users as quickly as possible. In regards to the METAL GEAR series, which is one of the leading products of the Konami Group, we developed promotional activities at international game shows in various countries, and received favorable reviews. In addition, WORLD SOCCER Winning Eleven 2015 (known in the U.S. and Europe as Pro Evolution Soccer 2015), the latest title in the WORLD SOCCER Winning Eleven series, and its new game mode, myClub, has received favorable reviews. This product is expected to consistently contribute to our profits due to in-game charges for online services.

As for arcade games, Konami Group intends to work to revitalize the amusement arcade industry by providing new entertainment that can be enjoyed only at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. We intend to propose innovative services that will lead the industry. This will involve promoting the continual development of equipment compatible with the PASELI e-money service and e-AMUSEMENT Participation, as well as enhancements to and the expansion of various services.

As for card games, we will continue the global development of the Yu-Gi-Oh! TRADING CARD GAME series.

Health & Fitness

In our Health and Fitness business, we will continually aim to accurately grasp the needs of our increasingly diverse customer base and advance the value of Konami Sports Clubs by offering a new lifestyle. As Japan’s population continues to age, the government continues to take measures to combat lifestyle diseases and also develop new plans for boosting the healthy-prolonged-aging industry as part of a governmental growth strategy. Furthermore, thanks to the decision to hold the 2020 Olympic and Paralympic Games in Tokyo, we believe that we will be able to continue to operate fitness clubs and develop and market health and fitness equipment while also continuing to promote future good health to a variety of potential customers with various lifestyles and age ranges. We intend to take steps to improve the overall sports environment so that more people can enjoy sports. Also, we intend to promote and support athletes who belong to the Konami Sports Club gymnastics team and swimming team with the goal of helping such athletes become representatives of Japan and achieve good results in the Olympic games. We intend to do so through the enhancement of the competition of classes in Undo-jyuku to generate superior athletes, among other measures.

With respect to the management of facilities we operate directly, we refurbished the facilities and services at our GRANCISE OTEMACHI and GRANCISE AOYAMA facilities in Tokyo in January 2015. GRANCISE OSAKA, in Osaka prefecture, was renovated and rebranded as Konami Sports Club OSAKA STATION City. By leveraging our strengths in operation of more than 400 sports facilities and as one of the largest operators in Japan, we intend to continue updating our services as a “Total Health Partner” with our concept of “sustainable fitness,” which represents one of the most important ideas in achieving health: helping our customers maintain and enhance their health in various situations whether in or outside our facilities. We also intend to establish ourselves as the most reliable partner for all of our customers in relation to every aspect of their health and bodies.

Gaming & Systems

In regard to slot machine sales, we will promote the strengthening of sales together with product expansion, focusing on the Podium series of video slot machines, which has received positive reviews, and slot machines mounted with KP3, our newest software-controlled platform and one capable of rendering high-resolution 3D graphics in real-time. We also intend to stabilize our operational results by increasing periodical income through the expansion of participation agreements as part of our strategy of profit sharing with operators and adequately responding to the market, as well as enhance sales and address the needs of casino operators by expanding our product lineup. In the Asian, Central and South American and European markets, we plan to continue to develop sales by adapting to local needs.

The SYNKROS casino management system has received positive reviews by major operators at various trade shows and business conferences. Looking ahead, we intend to actively pursue sales of SYNKROS in other markets and make efforts to enhance product strength while developing new product features.

Pachinko & Pachinko Slot Machines

As for pachinko slot machines, following the release of MAH-JONG FIGHT CLUB and Senritsu no Stratus, products utilizing original content from the Konami Group and developed for the pachinko slot machine market, we released another new pachinko slot machine, Dororon Enma-kun Meeramera, derived from the popular animation series. These products continued to increase in unit sales and perform steadily in the market.

In March 2015, we plan to launch a new pachinko slot machine featuring singing motorized gimmicks at the first time in the industry, SENGOKU COLLECTION 2, which is the latest title converted from our popular original series of mobile games, SENGOKU COLLECTION. This title is expected to increase in market recognition.

We intend to improve profitability in the business to boost our market presence by working integrally with production, manufacture and sales in addition to making efforts to reinforce development.

Although it is expected that the pachinko and pachinko slot machine market may drastically change due to self-restrictions promulgated by the association of pachinko and pachinko slot machine makers and other factors, we intend to continue to offer the products that our customers demand, without being affected by changes to the market.

Projected consolidated results for the fiscal year ending March 31, 2015 are as follows: net revenue of ¥220,000 million; operating income of ¥12,000 million; income before income taxes and equity in net income of affiliated company of ¥11,000 million; and net income attributable to KONAMI CORPORATION of ¥7,000 million. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2014” dated May 8, 2014.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3. Changes in accounting principles, procedures and reporting policies:

None

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2014		December 31, 2014
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥50,024		¥60,322
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥469 million at March 31, 2014 and ¥252 million at December 31, 2014	29,069		28,585
Inventories	30,229		38,084
Deferred income taxes, net	18,773		17,127
Prepaid expenses and other current assets	11,563		8,057

Total current assets	139,658	43.6	152,175	45.4
PROPERTY AND EQUIPMENT, net	80,213	25.1	83,533	24.9
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	518		644
Investments in affiliate	2,249		2,328
Identifiable intangible assets	39,279		39,080
Goodwill	19,947		20,034
Lease deposits	26,381		26,093
Deferred income taxes, net	1,913		2,525
Other assets	10,093		8,912

Total investments and other assets	100,380	31.3	99,616	29.7

TOTAL ASSETS	¥320,251	100.0	¥335,324	100.0

	Millions of Yen
	March 31, 2014		December 31, 2014
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥6,458		¥6,028
Current portion of capital lease and financing obligations	2,078		2,085
Trade notes and accounts payable	10,480		11,452
Accrued income taxes	686		1,307
Accrued expenses	17,522		19,252
Deferred revenue	5,693		11,190
Other current liabilities	2,411		4,137

Total current liabilities	45,328	14.2	55,451	16.5

LONG-TERM LIABILITIES:
Long-term debt	15,000		15,000
Capital lease and financing obligations, less current portion	20,487		18,931
Accrued pension and severance costs	1,424		1,301
Deferred income taxes, net	3,052		2,715
Other long-term liabilities	9,168		8,793

Total long-term liabilities	49,131	15.3	46,740	14.0

TOTAL LIABILITIES	94,459	29.5	102,191	30.5

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value-
Authorized 450,000,000 shares;
issued 143,500,000 shares at March 31, 2014 and December 31, 2014	47,399	14.8	47,399	14.1
Additional paid-in capital	74,175	23.2	74,175	22.1
Legal reserve	284	0.1	284	0.1
Retained earnings	111,820	34.9	115,194	34.4
Accumulated other comprehensive income (loss)	2,719	0.8	6,639	2.0
Treasury stock, at cost- 4,887,679 shares at March 31, 2014 and 4,890,023 shares at December 31, 2014	(11,264)	(3.5)	(11,269)	(3.4)

Total KONAMI CORPORATION stockholders’ equity	225,133	70.3	232,422	69.3

Noncontrolling interest	659	0.2	711	0.2

TOTAL EQUITY	225,792	70.5	233,133	69.5

TOTAL LIABILITIES AND EQUITY	¥320,251	100.0	¥335,324	100.0

2. Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of Yen
	Nine months ended December 31, 2013		Nine months ended December 31, 2014
		%		%
NET REVENUES:
Product sales revenue	¥65,931		¥63,990
Service and other revenue	90,015		91,899

Total net revenues	155,946	100.0	155,889	100.0

COSTS AND EXPENSES:
Costs of products sold	39,982		38,899
Costs of services rendered and others	68,044		69,653
Selling, general and administrative	40,532		37,603

Total costs and expenses	148,558	95.3	146,155	93.8

Operating income	7,388	4.7	9,734	6.2

OTHER INCOME (EXPENSES):
Interest income	234		232
Interest expense	(891)		(825)
Foreign currency exchange gain (loss), net	2,457		2,585
Other, net	(14)		(10)

Other income (expenses), net	1,786	1.2	1,982	1.3

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	9,174	5.9	11,716	7.5
INCOME TAXES	4,082	2.6	4,867	3.1
EQUITY IN NET INCOME OF AFFILIATED COMPANY	31	0.0	112	0.1

NET INCOME	5,123	3.3	6,961	4.5
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	68	0.1	52	0.1

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥5,055	3.2	¥6,909	4.4

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Net income	¥5,123	¥6,961

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	2,617	3,834
Net unrealized gains (losses) on available-for-sale securities	55	84
Pension liability adjustment	1	2

Other comprehensive income (loss)	2,673	3,920

Comprehensive income (loss)	7,796	10,881

Comprehensive income (loss) attributable to the noncontrolling interest	68	52

Comprehensive income (loss) attributable to KONAMI CORPORATION	¥7,728	¥10,829

Per Share Data

	Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Basic net income attributable to KONAMI CORPORATION per share	¥36.47	¥49.84
Diluted net income attributable to KONAMI CORPORATION per share	36.47	49.84

Weighted-average common shares outstanding	138,615,575	138,611,422
Diluted weighted-average common shares outstanding	138,615,575	138,611,422

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Cash flows from operating activities:
Net income	¥5,123	¥6,961
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,035	8,837
Bad debt expense (recoveries)	(128)	(57)
Gain or loss on sale or disposal of property and equipment, net	52	62
Equity in net loss (income) of affiliated company	(31)	(112)
Deferred income taxes	1,431	1,158
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	9,615	1,925
Decrease (increase) in inventories	(11,358)	(8,315)
Decrease (increase) in other receivables	625	784
Decrease (increase) in prepaid expenses	(313)	806
Increase (decrease) in trade notes and accounts payable	(4,239)	(21)
Increase (decrease) in accrued income taxes, net of tax refunds	(6,237)	2,515
Increase (decrease) in accrued expenses	(1,985)	903
Increase (decrease) in deferred revenue	2,515	5,312
Increase (decrease) in deposits	334	686
Other, net	741	1,489

Net cash provided by operating activities	4,180	22,933

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(23,774)	(8,422)
Decrease (increase) in lease deposits, net	171	342
Decrease (increase) in term deposits, net	—	886
Other, net	99	(202)

Net cash used in investing activities	(23,504)	(7,396)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	200	(1,095)
Proceeds from issuance of bonds	15,000	—
Redemption of bonds	(5,000)	—
Principal payments under capital lease and financing obligations	(1,678)	(1,590)
Dividends paid	(5,804)	(3,527)
Other, net	(97)	(5)

Net cash provided by (used in) financing activities	2,621	(6,217)

Effect of exchange rate changes on cash and cash equivalents	768	978
Net increase (decrease) in cash and cash equivalents	(15,935)	10,298
Cash and cash equivalents, beginning of the period	63,669	50,024

Cash and cash equivalents, end of the period	¥47,734	¥60,322

4. Going concern assumption:

None

5. Significant changes in the stockholders’ equity:

None

6. Segment Information (Unaudited)

(1) Segment information

Nine months ended December 31, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥71,141	¥57,472	¥22,297	¥5,036	—	¥155,946
Intersegment	460	24	—	2	¥(486)	—

Total	71,601	57,496	22,297	5,038	(486)	155,946
Operating expenses	65,678	56,579	16,772	5,648	3,881	148,558

Operating income (loss)	¥5,923	¥917	¥5,525	¥(610)	¥(4,367)	¥7,388

Nine months ended December 31, 2014	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥67,728	¥54,880	¥23,231	¥10,050	—	¥155,889
Intersegment	215	267	—	5	¥(487)	—

Total	67,943	55,147	23,231	10,055	(487)	155,889
Operating expenses	59,639	54,626	19,150	10,008	2,732	146,155

Operating income (loss)	¥8,304	¥521	¥4,081	¥47	¥(3,219)	¥9,734

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including mobile games, computer & video games, arcade games and card games.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and casino management systems for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

	2.	“Corporate” primarily consists of administrative expenses not directly associated with specific segments.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

	Millions of Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Net revenues from external customers:
Japan	¥114,308	¥118,462
United States	28,137	26,609
Europe	8,139	5,242
Asia/Oceania	5,362	5,576

Consolidated net revenues	¥155,946	¥155,889

For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

Notes: (Unaudited)

-	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).